FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a- 16 or 15d- 16

of the Securities Exchange Act of 1934

For the month of July 2017

CGG

Tour Maine Montparnasse - 33 Avenue du Maine – BP 191 - 75755 PARIS CEDEX 15 (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

CGG calls safeguard creditor committee vote for July 28, with over three-quarters of senior noteholders locked-up and subscribing for new second lien notes

Paris, France – July 13, 2017

On June 14, 2017, CGG S.A. (“CGG”) announced (i) the execution of a lock-up agreement dated June 13, 2017 (the “LUA”) with certain of its key financial creditors in support of its proposed financial restructuring plan (the “Financial Restructuring”) and, in connection therewith, (ii) the opening of a Sauvegarde proceeding in France (and concurrent Chapter 11 and Chapter 15 filings in the U.S.).

Results of the private placement

In connection with the Financial Restructuring, and pursuant to the terms of the LUA, on June 27, 2017, CGG announced the opening of a placement period in accordance with the terms of a private placement agreement dated June 26, 2017 (the “PPA”), during which Eligible Holders (as defined in the PPA) of its existing Senior Notes were invited to commit to subscribe for a pro rata portion of $375 million of new six-year floating rate / 8.5% PIK second lien senior notes with warrants (collectively, the “New Instruments”) to be issued on completion of the Financial Restructuring.

CGG is today pleased to announce that as at July 7, 2017 (the end of the placement period) Eligible Holders representing 86.08% of the aggregate principal amount of the Senior Notes had committed to subscribe to the New Instruments pursuant to the terms of the PPA, and had acceded to the LUA. The issuance of the New Instruments has been totally backstopped by members of the ad hoc committee of the holders of the Senior Notes holding, as of the date of the PPA, 52.38% of the aggregate principal amount of the Senior Notes, who have also committed to subscribe for their pro rata shares of the New Instruments.

Convening of CGG’s lenders’ committee and bondholders’ general meeting

While the private placement described above was a sucess, and the fact that the requisite majority of creditors have now acceded to the LUA (as detailed below), CGG also announces that yesterday it has convened meetings of its Safeguard lenders’ committee and bondholders’ general meeting (including holders of Convertible Bonds (as defined in the LUA)) for July 28, 2017 to vote on its draft Safeguard plan.

As of July 12, 2017, holders of 74.24% of the combined aggregate principal amount of the Senior Notes and the Convertible Bonds, together with holders of 77.66% of the aggregate principal amount of the group’s Secured Debt (as defined in the LUA), have executed or acceded to the LUA. This indicates a high level of support for the Financial Restructuring and satisfies a key milestone in the implementation process ahead of creditors meetings on July 28, 2017.

“Senior Notes” means CGG’s 6.500% Senior Notes due 2021 (CUSIP: 204384AB7 / ISIN: US204384AB76; CUSIP: F1704UAD6 / ISIN: USF1704UAD66), 5.875% Senior Notes due 2020 (Reg. S ISIN: XS1061175607 / Reg. S Common Code: 106117560; Rule 144A ISIN: XS1061175862 / Rule 144A Common Code: 106117586) and 6.875% Senior Notes due 2022 (Reg. S CUSIP: F1704UAC8 / Reg. S ISIN: USF1704UAC83; Registered CUSIP: 12531TAB5 / Registered ISIN: US12531TAB52).

About CGG:

CGG (www.cgg.com) is a fully integrated Geoscience company providing leading geological, geophysical and reservoir capabilities to its broad base of customers primarily from the global oil and gas industry. Through its three complementary businesses of Equipment, Acquisition and Geology, Geophysics & Reservoir (GGR), CGG brings value across all aspects of natural resource exploration and exploitation. CGG employs around 5,600 people around the world, all with a Passion for Geoscience and working together to deliver the best solutions to its customers.

CGG is listed on the Euronext Paris SA (ISIN: 0013181864) and the New York Stock Exchange (in the form of American Depositary Shares. NYSE: CGG).

Contacts

Group Communications Christophe Barnini Tel: + 33 1 64 47 38 11 E-Mail: christophe.barnini@cgg.com	Investor Relations Catherine Leveau Tel: +33 1 64 47 34 89 E-mail: invrelparis@cgg.com

THIS FORM 6-K REPORT IS HEREBY INCORPORATED BY REFERENCE INTO CGG’S REGISTRATION STATEMENT ON FORM S-8 (REGISTRATION STATEMENT NO. 333-150384, NO. 333-158684, NO. 333-166250, NO. 333-173638, NO. 333-188120 AND NO. 333-197785) AND SHALL BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, CGG has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date July 13th, 2017	By	/s/ Stéphane-Paul FRYDMAN
S.P. FRYDMAN
Chief Financial Officer